Exhibit 10.1

Director Compensation

Each director is entitled to receive an annual retainer of $75,000, payable quarterly, for service on the Board. Each independent director also receives an annual retainer of $20,000, payable quarterly. In addition, Board members who act in a Chair capacity receive annual fees as follows: Board chair, $35,000; Board vice-chair, $45,000; Audit Committee Chair, $10,000; Compensation Committee Chair, $5,000; and sub-committee chair, $5,000. The Chair and members of the CDC receive fees of $50,000 and $10,000, respectively, for each quarter in which the committee is actively engaged in the process of developing and evaluating strategic alternatives, including the holding of multiple meetings in the quarter.

Executive Cash Performance Awards

In 2022, our Board, upon the recommendation of the Compensation Committee, approved the 2022 Cash Performance Awards issued pursuant to the 2020 Stock Incentive Plan. Annual cash performance awards are intended to compensate our executives for the achievement of certain financial performance goals. In 2022, our Board, upon the recommendation of the Compensation Committee, selected company-wide net income and expense leverage goals as the financial performance goals for 2022 with target payments determined based on a percentage of the executive officer’s base salary. The Compensation Committee and our Board believe that our success is dependent on the ability of our management group to integrate and work together to meet common company-wide goals. Accordingly, the financial performance goals for 2022 were based on company-wide financial results and not individual goals.

The target payout amounts under the 2022 Cash Performance Awards were equal to 100% of base salary for our Chief Executive Officer and Chief Financial Officer and 75% of base salary for our Chief Administrative Officer. The 2022 Cash Performance Awards also provided incentives for our executives to reach beyond their target corporate goals. If performance exceeded the financial performance goals, the 2022 Cash Performance Awards provided that the executive officers could receive cash payments equal to up to 170% of their base salary. Proportionally lower payments could be made under the 2022 Cash Performance Awards for achievement levels between 90% and 100% of the financial performance goals, and no amounts would have been paid where less than 90% of the financial performance goal was achieved. In February 2022, our Board, upon the recommendation of our Compensation Committee, approved the following financial performance goals for the 2022 Cash Performance Awards: (i) a consolidated net income goal of $79.0 million for 2022, reflecting our growth target for the year and (ii) an expense leverage goal to limit 2022 consolidated SG&A expenses as a percentage of billings at 10.26%.

In 2022, our net income was $89.2 million and SG&A expense as a percentage of billings was 10.46%. This resulted in 112.9% achievement of the net income goal, resulting in a payout of 124% of target level for that performance factor, and 98.0% achievement of the SG&A expense as a percentage of billings goal, resulting in a payout of 98% of target level for that performance factor. Accordingly, we paid an aggregate of $2.2 million in bonuses to our named executive officers for 2022 pursuant to the 2022 Cash Performance Awards.

The table below details the payments made to each of our named executive officers pursuant to the 2022 Cash Performance Awards:

Name of Executive	2022 Payment	Percentage of Base Salary
Timothy McGrath	$1,437,040	114%
Patricia Gallup	$278,604	85%
Thomas Baker	$468,600	114%